Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

Via EDGAR

December 2, 2022

Re:	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

Securities Act File No. 333-232584

Investment Company Act File No. 811-21190

Ms. Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hamilton:

On behalf of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”), we herewith transmit the Company’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 4, 2022 regarding the Company’s Registration Statement on Form N-2 filed with the Commission on July 29, 2021 (the “Registration Statement”). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

1.

Staff Comment: The Company’s most recent post-effective amendment to its Registration Statement on Form N-2, filed on July 29, 2021, discloses that “the Adviser will typically limit exposure to any investment strategy to less than 40% of the Company’s net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 20% of the Company’s net assets (measured at the time of purchase).” The Staff notes that as of March 31, 2021, 49.96% of the Company’s investment exposure was to the Event Driven strategy. Please explain the reason the Company was more than 40% exposed to the Event Driven strategy.

Response: This was a result of definitional differences for the term “strategy” in tracking for compliance purposes and for accounting purposes. For purposes of compliance with the Company’s 40% strategy threshold, a “strategy” was “any one of the strategies described below under the heading ‘—Investment Strategies’ (i.e., to date, Statistical Arbitrage, Credit Sensitive Mortgage Backed Securities, Relative Value Credit, Prepayment Sensitive MBS, Diversified Structured Credit, Directional Equity, Event Driven Multi-Strategy, Relative Value Multi-Strategies, Discretionary Trading, Systematic Trading, Equity Market Neutral, Convertible

Securities and Exchange Commission	December 2, 2022

Arbitrage, Fixed Income Arbitrage, Corporate Credit Event Driven, Distressed Securities, Merger Arbitrage/Special Situations and Event Driven Equity).” These strategies are subsets of broader strategy groupings, which are used for accounting purposes in the Company’s financial statements. For example, “Diversified Structured Credit” was a discrete strategy listed in the prospectus; however, for accounting purposes in the financial statements, it fell under the “Event Driven” strategy grouping. The Company has since revised its Prospectus such that its investment exposure to any one strategy is not limited in this manner.

2.

Staff Comment: In the Company’s next annual report to shareholders, please include the statement required by Item 24.4.f of Form N-2 that the Company’s Statement of Additional Information contains additional information about the Company’s directors and is available, without charge, upon request, with a toll-free (or collect) telephone number and e-mail address, if any, for shareholders to use to request the Statement of Additional Information.

Response: The Company respectfully notes that it does not have a statement of additional information because all information required to be disclosed in a statement of additional information is disclosed in its Prospectus, and the Company has added the following disclosure to its most recent annual report:

Additional information about the Company’s Directors is available in the Company’s Prospectus without charge, upon request by calling (888) 759-2730.

3.

Staff Comment: Please explain why the Company did not include disclosure regarding the nature and risk of unfunded equity commitments, including whether if such investments are sold, it is probable that they will be sold at amounts different from NAV per share. The Staff respectfully directs the Company to ASC 820-10-50-6A.

Response: The Company respectfully submits that its exposure to unfunded commitments has not been sufficiently material to merit additional disclosure and that the information currently disclosed adequately conveys the risks associated with the Company’s exposure to unfunded commitments. During the relevant period, the Company’s exposure to unfunded commitments represented approximately 0.19% of its net assets.

ASC 820-10-50-6A instructs reporting entities such as the Company to disclose “information that helps users of its financial statements to understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value per share.” In Note 2.a to the Company’s financial statements, the Company discloses that the Company considers whether a liquidity discount on any Investment Fund should be taken. In addition, in Note 4 to the Company’s financial statements, the Company discloses the amount of its unfunded commitments, which are valued at net at asset value. This dollar value represent the maximum possible loss the Company could experience on unfunded commitments. The Company has also not historically experienced liquidity discounts on its unfunded commitments. Accordingly, the Company respectfully submits that these disclosures, taken as a whole, combined with the Company’s history and immaterial exposure to unfunded commitments, adequately disclose the risks associate with the Company’s unfunded commitments and satisfy the requirements of ASC 820-10-50-6A.

Securities and Exchange Commission	December 2, 2022

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Shareholder Report.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marie Noble, Esq.

Rajib Chanda, Esq.

Matthew C. Micklavzina, Esq.

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